Bibb L. Strench

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-1600

May 17, 2016

James E. O’Connor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crow Point Global Dividend Plus Fund File Nos. 333-202079 and 811-23030

Dear Mr. O’Connor:

The registration statement on Form N-2 for the Crow Point Global Dividend Plus Fund (the “Fund”) was filed on February 13, 2015. On May 16, 2016, the Fund filed Pre-Effective Amendment No. 1 to its Form N-2. This letter highlights the changes since the initial filing, which are:

•	Certain disclosure changes in response to comments given on March 3, 2015
•	Adviser-sub-adviser structure
•	Covered call secondary strategy
•	Change from a proposed listed closed-end fund to a proposed closed-end fund that provides for repurchases through the tender offer process
•	Finalized service providers
•	Finalized board members and officers
•	Asset-sales charge

Certain Disclosure Changes in Response to Comments Given on March 3, 2015

On March 3, 2015, you provided eleven comments to the Fund’s initially filed Form N-2. The Fund responded to each of those comments in a letter to you dated April 14, 2015. The Fund also revised and added certain disclosure to the Fund’s Prospectus and Statement of Additional Information (“SAI”), which was described in the April 14, 2015 response letter. The April 14, 2015 response letter (which included your comments) was sent to you in a correspondence filing on May 6, 2016.

Adviser-Sub-Adviser Structure

In the initial Form N-2 filing, Crow Point Partners, LLC was listed as the proposed adviser to the Fund. Pre-Effective Amendment No. 1 revised the Form N-2 to name

James E. O’Connor, Esq.

May 17, 2016

Recon Partners, LLC as the Fund’s adviser and Crow Point Partners, LLC became the Fund’s sub-adviser. Crow Point Partners, LLC’s proposed investment management role has not changed as result of its shift to sub-adviser except for the fact that its portfolio management will be overseen by Recon Capital Partners, LLC. Crow Point Partners, LLP will still manage the Fund’s investment portfolio pursuant to the Fund’s investment objective and primary investment strategy (which also did not change).

Besides performing the functions of the adviser, Recon Capital Partners LLP will additionally manage the Fund’s secondary investment strategy that seeks income through options transactions.

Covered Call Secondary Strategy

The only change to the proposed investment management of the Fund is the addition of a covered call strategy intended to generate current income from option premiums as a means to enhance distributions payable to the Fund’s shareholders (“Shareholders”). New disclosure describing this strategy was added to the Fund’s Prospectus and SAI in Pre-Effective No. 1 to the initial N-2. That new disclosure explains that the Fund will employ a strategy of writing (selling) covered call options on broad-based indices of securities and sectors of securities. As the seller of an index call option, the Fund will receive cash (the premium) from the purchaser. The purchaser will receive a contractual right to any appreciation in the value of the index over a fixed price (the exercise price) on or before a certain date in the future (the expiration date). The premium, the exercise price and the market value of the index determine the gain or loss realized by the Fund as the seller of the index call option.

The Fund’s Prospectus and SAI now contains detailed disclosure about this strategy including its risks and how the Fund will comply with regulatory requirements that apply when a covered call strategy is used. It also now contains disclosure about the Recon Capital Partners, LLC portfolio managers who will manage the Fund’s covered call strategy.

Change from a Proposed Listed Closed-End Fund to a Proposed Closed-End Fund that Provides for Repurchases Through the Tender Offer Process

When the Fund’s Form N-2 was initially filed, it was intended that the Fund would be listed on an exchange and investors could purchase and sell Fund shares on that exchange. Subsequently, Recon Capital Partners, LLC and Crow Point Partners, LLC decided that the Fund’s shares would not be listed on an exchange and instead be made available to investors for purchase on a daily basis and made available to be repurchased on a quarterly basis (the amount, if any, subject to Board approval)

James E. O’Connor, Esq.

May 17, 2016

through a tender offer process.

This change has resulted in a new description of the offering and how Fund shares will be distributed, including the fact that shares will be offered through a subscription process instead of being initially offered in an initial public offering and available for purchase after that offer on an exchange.

This change also resulted in a new description of how shares can be sold. Instead of selling shares on an exchange, shareholders seeking to sell their shares will do so by means of a tender offer process. Please note that Pre-Effective Amendment No. 1 describes a monthly offering and monthly repurchases; this will be modified in Pre-Effective Amendment No. 2 to describe a daily purchase process and a quarterly tender offer process as described in more detail in the Appendix. The Fund will not rely on Rule 23c-3 to be an interval fund.

The tender offer process will be the same type of tender offer process used by many other non-listed closed-end funds:

1.	At each quarterly Fund Board meeting, the Board, upon the recommendation of Recon Capital Partners, LLC and Crow Point Partners, LLC and after consideration of certain factors, will decide how much of the Fund’s assets to make available for repurchasing shares from existing shareholders. The Board will establish four dates, expected to be the last business day of March, June, September and December as the dates that repurchase requests will be valued (“Valuation Dates”).

2.	Shortly after this determination, the Fund will send each Shareholder a notice that explains the terms and conditions of the tender offer. This notice will be sent to Shareholders at least 20 business days prior to the date on which the Shareholder must notify the Fund that the Shareholder has elected to tender his or her shares to the Fund (“Repurchase Request Deadline”).

3.	Shareholders will then decide whether to tender some or all of their shares. A Shareholder choosing to tender Shares for repurchase must do so by the Repurchase Request Deadline.

4.	Assuming his or her tender is in good order, each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shareholder's Shares determined as of the Valuation Date.

5.	Shares tendered by a Shareholder will be valued as of the Valuation Date at their aggregate net asset value (i.e., the value of the Fund's assets minus its liabilities divided by the number of outstanding Shares).

James E. O’Connor, Esq.

May 17, 2016

6.	The Fund will distribute repurchase proceeds to tendering Shareholders in cash within a specified period after the Valuation Date. Payments will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund.

As noted throughout the Prospectus and SAI, the Board has the right to elect not to make a tender offer for a particular quarter or multiple quarters in succession. As a result, it is possible that a Shareholder (unlike a mutual fund shareholder) may be unable to sell his or her shares for an extended period. In an effort to ensure that Shareholders understand the nature of the liquidity of their shares, the following disclosure will appear on the cover of the Prospectus and on the Fund’s website:

The Fund’s Shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe. The Shares are appropriate only for those investors who do not require a liquid investment and who are aware of the risks involved in investing in the Fund. To the extent that an investor requires that a portion of its investment portfolio provide liquidity, such portion should not be invested in the Fund.

The Fund, unlike many closed-end funds that make tender offers in the manner described above, will own highly liquid assets in the form of exchange-traded equity securities. Therefore, the Fund generally will be in an excellent position to satisfy all of the tenders since it will have advanced notice of the tenders and the ability to quickly sell portfolio securities at their market prices to raise cash to meet the tender requests. Other closed-end funds invest in hedge funds and other illiquid assets that are not easily converted to cash.

James E. O’Connor, Esq.

May 17, 2016

Finalized Service Providers

Since the filing of the initial Form N-2, the key service providers have been finalized and expected to be approved by the Board at an organizational meeting scheduled for May 24, 2016. Pre-effective Amendment No. 1 sets forth these service providers.

Finalized Board Members and Officers

Pre-effective Amendment No. 1 replaces the trustees and officers originally proposed for the Fund with the new trustees and officers.

Asset-Sales Charge

The Fund will be subject to a 0.10% Distribution and Servicing Fee, which was not disclosed in the initial Form N-2. The Fund’s distributor will pay various selling agents substantially all of the Distribution and Servicing Fee, which they will use to compensate their brokerage representatives for shares sales and support. The Distribution and Servicing Fee is charged on an aggregate Fund-wide basis, and Shareholders will be subject to the Distribution and Servicing Fee as long as they hold their Shares.

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If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

Appendix, Page 1